March 22, 2006

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Washington, DC 20549

Re:      Tripos, Inc.

            Form 8-K

            Filed March 6, 2006

            File No. 000-23666

Dear Mr. Krikorian:

We are in receipt of your letter dated March 10, 2006 in which you request the additional information that is provided below.

Item 4.02.  Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1.         We have reviewed your Item 4.02 Form 8-K disclosure and note that you have concluded that the previously issued consolidated financial statements for the quarters ended March 30, 2005, June 30, 2005 and September 30, 2005 should not be relied upon because of an error in accounting for foreign exchange transaction gains and losses.  Tell us how you determined that this error did not impact periods prior to fiscal year 2005.

Response:

In connection with its year-end closing work for 2005, the Company discovered an error in a consolidating spreadsheet used to track the foreign exchange translation effect on intercompany payables and receivables.  This error was limited to the consolidating spreadsheet used to track this activity for 2005.  Rather than coding a cell in the 2005 spreadsheet to automatically transfer data from another spreadsheet, the cell had been inadvertently coded with a fixed number.  This error affected foreign exchange translation effects for the periods ending March 31, June 30 and September 30, 2005.  The Company and its auditors reviewed the consolidating spreadsheets utilized to track the foreign exchange translation effect on intercompany payables and receivables for the quarterly and annual periods for 2003 and 2004, and determined that the spreadsheet cell in question was properly coded for those periods to automatically transfer the data in question.  Thus, the error was limited to the interim periods for 2005.

We do not believe that, in light of the foregoing explanation, an amendment to our Form 8-K is necessary.  However, we wish to advise you that we intend to add the following language to a discussion of this matter to be included under Item 9A in our Annual Report on Form 10-K for the year ended December 31, 2005, which Form 10-K will be filed on or before March 30, 2006: "The error occurred in a spreadsheet used solely for 2005 interim reporting.  Previously reported amounts for 2004 and 2003 were not affected by this error."

Our Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the referenced filing.  It further acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please let me know if any additional disclosure is required.  If you should need additional information, please contact me or John Yingling at 314-647-1099, by fax to 314-647-8108.

Sincerely,

/s/ B. James Rubin

B. James Rubin

Senior Vice President

Chief Financial Officer